06006354

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-065484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 3 0 2006 WASH, D.C. 209 SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (mm/dd/yy) AND ENDING 12/31/2005 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLEAR CREEK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1255 POST STREET #405
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL S. BLUM (415) 614-9755
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **MICHAEL S. BLUM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CLEAR CREEK SECURITIES, INC.** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clear Creek Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Clear Creek Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clear Creek Securities, Inc. at December 31, 2005, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 15, 2006

Clear Creek Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	45,501
Deposit at clearing organization		25,000
Prepaid expenses and other assets		1,292
Due from shareholder		233
Property and equipment, net of $1,985 accumulated depreciation		1,962
Total assets	$	73,988

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses			$	3,018
Due to clearing organization				112
Total liabilities				3,130
Stockholders' equity				
Common stock (50,000,000 shares of no par value authorized; 25,000 shares issued and outstanding)	$	25,000		
Additional paid-in capital		81,864		
Retained earnings (deficit)		(36,006)		
Total stockholders' equity				70,858
Total liabilities and stockholders' equity			$	73,988

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2005

Revenue		
Commissions and related fees	$	1,651
Expenses		
Professional fees		7,576
Rent		7,490
Depreciation		1,225
Interest expense		106
Other operating expenses		17,005
Total expenses		33,402
Income (loss) before income taxes		(31,751)
Income tax expense		800
Net income (loss)	$	(32,551)

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
December 31, 2004	$ 25,000	$ 81,864	$ (3,455)	$ 103,409
Net income (loss)			(32,551)	(32,551)
December 31, 2005	$ 25,000	$ 81,864	$ (36,006)	$ 70,858

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(32,551)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		1,225
(Increase) decrease in:		
Due to clearing organization		(134)
Accounts payable and accrued expenses		2,668
Net cash provided (used) by operating activities		(28,792)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		0
Net increase (decrease) in cash and cash equivalents	$	(28,792)
Cash and cash equivalents, beginning of year		74,293
Cash and cash equivalents, end of year	$	45,501
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	106
Income taxes paid	$	800

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Notes to the Financial Statements

December 31, 2005

(1) Organization

Clear Creek Securities, Inc. (the Company), was founded in June 2002. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) effective January 16, 2003. The purpose of the Company is to act as a broker dealer engaging in general securities activities.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the transaction date is not significan

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of the accelerated method over the estimated useful lives of the assets.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $67,371, which exceeded the requirement by $62,371.

(4) Income Taxes

Income tax expense consists of the 2005 California minimum franchise tax of $800. Deferred taxes were not significant at December 31, 2005.

(5) Lease

The Company leases office space in San Francisco, California. The lease ended on April 30, 2005 and they are currently leasing the space on a month-to-month basis.

(6) Line of Credit

The Company has a $5,000 line of credit with Capital One which requires interest of 18.12% to be paid monthly. The balance of $18 at December 31, 2005 is included in accounts payable.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(8) Related Party

At December 31, 2005, one shareholder owed the Company $233 for cash advances.

(9) Subsequent Events

In 2005, the Company changed its name from Stockton Securities, Inc. to Clear Creek Securities, Inc. The Company filed a Certificate of Amendment of the Articles of Incorporation on December 25, 2005. On January 25, 2006, the State of California issued the Company an amended Broker-Dealer Certificate accepting the name change.

SUPPLEMENTAL INFORMATION

Clear Creek Securities, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total stockholder's equity qualified for net capital		$ 70,858
Less: Non-allowable assets		
Due from shareholder	$ 233	
Prepaid expenses and other assets	1,292	
Property and equipment (net)	1,962	
Total non-allowable assets		3,487
Net capital		67,371
Net minimum capital requirement of 6.67% of aggregate indebtedness of $3,130 or $5,000, whichever is greater		5,000
Excess net capital		$ 62,371

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 70,366
Decrease in stockholders' equity	(5,723)
Decrease in non-allowable assets	2,728
Net capital per above computation	$ 67,371

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2005

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Clear Creek Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2005, and this report does not affect our report thereon dated February 15, 2006.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2006

Clear Creek Securities, Inc.

Annual Audit Report

December 31, 2005

ERNST WINTTER & ASSOCIATES
Certified Public Accountants